Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-284531) and related Prospectus of Angi Inc. for the registration of Angi Inc. Class A common stock to be distributed to stockholders of IAC Inc. and to the incorporation by reference therein of our reports dated February 29, 2024, with respect to the consolidated financial statements and the related notes and the financial statement schedule of Angi Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Angi Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

February 11, 2025